SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2004

(A Development Stage Company)

(Presented in Canadian Dollars)

LOEWEN, STRONACH & CO.
Chartered Accountants

AUDITORS' REPORT

To The Shareholders of Sungold International Holdings Corp.

We have audited the consolidated balance sheet of Sungold International Holdings Corp. (a development stage company) (formerly Sungold Entertainment Corp.) as at August 31, 2004 and 2003 and the consolidated statements of loss and deficit and cash flows for the years ended August 31, 2004, 2003 and 2002 and for the cumulative period from April 7, 1986 (inception) to August 31, 2004. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at August 31, 2004 and 2003 and the results of its operations and cash flows for the years ended August 31, 2004, 2003 and 2002 and for the cumulative period from April 7, 1986 (inception) to August 31, 2004 in accordance with Canadian generally accepted accounting principles which differ in certain respects from United States generally accepted accounting principles (refer to Note 10). As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

“Loewen, Stronach & Co.”

Chartered Accountants
Vancouver, BC

December 14, 2004

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as described in Note 1 to the financial statements. Our report to the shareholders dated December 14, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“Loewen, Stronach & Co.”

Chartered Accountants
Vancouver, BC

December 14, 2004

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)

CONSOLIDATED BALANCE SHEET

AUGUST 31, 2004

(A Development Stage Company)
(Presented in Canadian Dollars)

	2004	2003
	$	$

ASSETS

CURRENT ASSETS
Cash	185,657	47,928
Prepaid expenses and deposits	58,768	4,154
	244,425	52,082
PRE-DEVELOPMENT COSTS (Note 3)	825,154	762,042
EQUIPMENT (Note 4)	522,455	604,282
	1,592,034	1,418,406

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	200,334	175,238
Loans payable (Note 6 a)	9,696	17,390
Obligation under capital leases	-	17,253
	210,030	209,881

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 5)	19,959,566	18,574,369
CONTRIBUTED SURPLUS	51,922	51,922
DEFICIT	(18,629,484)	(17,417,766)
	1,382,004	1,208,525
	1,592,034	1,418,406

APPROVED BY THE DIRECTORS:

“Art Cowie”	Director

“Walter Wolff”	Director

(See accompanying notes to consolidated financial statements)

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)

CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

FOR THE YEAR ENDED AUGUST 31, 2004

(A Development Stage Company)
(Presented in Canadian Dollars)

	April 7, 1986
	(inception) to
	August 31, 2004	2004	2003	2002
	$	$	$	$

REVENUE
Gain on disposition of marketable securities	838,947	-	-	-
Interest income and miscellaneous	43,336	-	12	11
Sales	33,179	-	1,305	19,446
	915,462	-	1,317	19,457

EXPENSES
Advertising and promotion	3,261,763	122,508	594,941	808,511
Professional and consulting fees	2,455,333	488,500	547,829	242,565
Management fees	1,887,606	58,353	286,603	246,000
Investor relations	1,036,507	35,192	214,843	169,935
Travel and conferences	1,033,965	168,116	201,229	138,468
Office and miscellaneous	793,643	59,673	164,044	60,936
Internet services	770,015	23,831	184,249	410,144
Amortization	654,109	126,899	144,616	161,923
Office rent and services	519,919	63,452	80,595	69,017
Transfer agent and filing fees	342,607	50,287	33,078	34,902
Insurance	262,953	563	61,470	71,552
Financing fees	218,000	-	-	-
Finder fees	154,031	-	-	-
Interest and bank charges	151,782	12,561	8,314	4,923
Stock based compensation	51,922	-	51,922	-
Settlement agreement	40,000	-	-	-
Prizes	34,726	-	5,641	29,085
Fees and commissions	29,741	-	-	-
Interest on capital leases	26,628	1,005	11,962	10,543
Loss on disposition of equipment	826	826	-	-
Quebec capital tax	500	-	250	250
Foreign exchange loss (gain)	(13,688)	(48)	10,269	4,526
	13,712,888	1,211,718	2,601,855	2,463,280
Impairment write-down of pre-development
costs and investment	5,832,058	-	2,017,420	158,817
	19,544,946	1,211,718	4,619,275	2,662,097
LOSS	18,629,484	1,211,718	4,617,958	2,602,640
DEFICIT– beginning	-	17,417,766	12,799,808	10,197,168

DEFICIT – ending	18,629,484	18,629,484	17,417,766	12,799,808

Weight Average Number of Shares		92,239,057	63,900,867	42,409,898
Adjusted for Sept 8, 2003, 21 for 20 stock split		-	3,993,531	3,993,531
		92,239,057	67,894,398	46,403,429

Loss per share		0.0131	0.0680	0.0560

(See accompanying notes to consolidated financial statements)

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED AUGUST 31, 2004

(A Development Stage Company)
(Presented in Canadian Dollars)

	April 7, 1986
	(inception) to
	August 31 2004	2004	2003	2002
	$	$	$	$

OPERATING ACTIVITIES
Loss	(18,629,484)	(1,211,718)	(4,617,958)	(2,602,640)
Items not involving cash:
Amortization	654,109	126,899	144,616	161,923
Stock-based compensation	51,922	-	51,922	-
Write-down of pre-development costs and
investment	5,832,057	-	2,017,420	158,817
Gain on disposition of marketable securities	(838,947)	-	-	-
Loss on disposition of equipment	14,858	826	-	-
	(12,915,485)	(1,083,993)	(2,404,000)	(2,281,900)
Cash provided by changes in non-cash
working capital items:
Prepaid expenses and deposits	(58,768)	(54,614)	370,799	(329,186)
Accounts payable and accrued liabilities	200,334	25,096	142,414	(82,886)
Loans payable (See note 3 to statement of
cash flows below)	1,977,454	1,377,503	317,764	282,187
	(10,796,465)	263,992	(1,573,023)	(2,411,785)
INVESTING ACTIVITIES
Pre-development costs	(5,269,827)	(63,112)	(11,146)	(32,908)
Proceeds of disposition of equipment	38,028	23,682	-	-
Acquisition of equipment	(1,172,605)	(69,580)	(207,414)	(7,690)
	(6,404,404)	(109,010)	(218,560)	(40,598)

FINANCING ACTIVITIES
Repayment of obligation under capital leases	(57,029)	(17,253)	(19,423)	(16,049)
Issuance of shares	15,717,808	-	1,835,162	2,388,010
Proceed of disposition of marketable securities	1,725,747	-	-	-
	17,386,526	(17,253)	1,815,739	2,371,961

INCREASE (DECREASE) IN CASH	185,657	137,729	24,156	(80,422)
CASH – beginning	-	47,928	23,772	104,194
CASH – ending	185,657	185,657	47,928	23,772

Notes to statement of cash flows:

1)	Cash consists of balances with banks

2)	Interest and income taxes paid:
	Interest paid	178,410	13,566	20,276	15,466
	Income taxes paid	-	-	-	-

3)
During the year the Company issued 19,500,000 private placement units to settle $1,385,197 of debts. Since April 7, 1986 (inception) to August 31, 2004, the Company issued 31,250,000 private placement units to settle $1,967,758 of debts.

(See accompanying notes to consolidated financial statements)

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2004

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 1	GOING CONCERN AND NATURE OF OPERATIONS

On December 12, 2003, Sungold Entertainment Corp. changed its name to Sungold International Holdings Corp. (“the Company”) and continued under the Canada Business Corporate Act from the British Columbia Company Act. In connection with the Company’s name change the Company changed its trading symbol from “SGGNF” to “SGIHF” on the OTC Bulletin Board. The principal activity is developing and promoting horseracing, virtual horseracing, internet payment systems and other internet related products. To date, the Company has not earned significant revenues and is considered to be in a development stage.

The recoverability of the amounts shown for pre-development costs is primarily dependent on the ability of the Company to put its pre-development projects into economically viable products in the future. The Company plans to meet anticipated financing needs in connection with its obligations by the exercise of stock options, share purchase warrants, and through private placements, public offerings or joint-venture participation by others.

These consolidated financial statements have been prepared assuming that the Company will continue as a  going concern. The Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company’s shares are trading in the United States on the O.T.C. bulletin board.

Note 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

	a)	Commitments and Contingencies

The Company’s activities are subject to various governmental laws and regulations relating to horseracing, virtual horseracing, copyrights, trademarks and patents. These regulations are continually changing. The Company believes its activities comply in all material respects with all applicable laws and regulations.

	b)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of financial statements and revenue and expenses for the year reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future years could be significant. Actual  results will likely differ from those estimates.

	c)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, SafeSpending Inc., Horsepower Broadcasting Network Inc. – in the process of being wound up, Horsepower Broadcasting Network (HBN) International Ltd. and Racing Unified Network (R.U.N.) Inc. All inter-company transactions and balances have been eliminated.

..../2

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2004

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE – 2 –

Note 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

	d)	Translation of Foreign Currencies:

Accounts recorded in foreign currency have been converted to Canadian dollars as follows:

• Current assets and current liabilities at exchange rates at the end of the year;
• Other assets at historical rates;
• Revenues and expenses at the average rate of exchange for the month incurred.

Gains and losses resulting from the fluctuation of foreign exchange rates are included in thedetermination of income.

	d)	Pre-development costs

The Company is in the development stage and capitalizes all costs related to its pre-development  projects in accordance with Accounting Guideline No. 11, “Enterprises in the Development Stage”,  issued by the Canadian Institute of Chartered Accountants. These costs will be amortized on the basis  of revenue generated in relation to the project following commencement of operations. When  management decides a project is to be abandoned, costs of the abandoned project are written off to  operations.

The costs deferred at any time do not necessarily reflect present or future values. The ultimate recovery of such amounts depends on the Company successfully developing the project.

	e)	Equipments and Amortization

Equipment is recorded at cost with amortization provided on a declining balance as follows:

Computer equipment 30%
Software – Horsepower ™ 20%

The above rates have been utilized to reflect the anticipated life expectancy. In the year acquired and put in use, only one-half the normal rate is applied.

	f)	Income Taxes

Income taxes are provided for in accordance with the liability method. Under this method of tax  allocation, future income tax assets and liabilities are determined based on differences between the  financial statements carrying values and their respective income tax bases (temporary differences).  Future income tax assets and liabilities are measured using the enacted tax rates expected to be in  effect when the temporary differences are likely to reverse. The effect on future income tax assets and  liabilities of a change in rates is included in operations in the year in which the change is enacted or  substantively enacted. The amount of future income tax assets recognized is limited to the amount that  is more likely than not to be realized.

..../3

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2004

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE – 3–

Note 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

	g)	Loss Per Share

Loss per share is determined using the treasury stock method on the weighted average number of  shares outstanding during the year. All outstanding options, purchase warrants and private placement  units are anti-dilutive, and therefore have no effect on the determination of loss per share.

	h)	Stock-based Compensation Plans

The Company uses the value based method. Under this method, the value of stock-based compensation plan is the sum of two component parts: its intrinsic value and its time value. The intrinsic value reflects the extent to which it is “in the money” at any date; and the time value is the value of the potential increases to the plan holder at any given time. The estimated time value is added to the intrinsic value to determine the fair value of the plan at any time. The Company has a stock-based compensation plan, which is described in Note 5 b).

Note 3	PRE-DEVELOPMENT COSTS

	a)	Vancouver Racecourse / Richmond Equine Training Centre project

In July 2004, the Company obtained an option to purchase 126 acres of land southwest of No. 8 Road and Westminster Highway in Richmond, BC, Canada (“Land”) for the purpose of developing a horse training complex, subject to approval of all zoning and regulatory authorities. The agreement gave the Company the option to purchase the Land for $10,500,000 until January 2, 2005.

The Company is currently in discussions with various parties to determine if the stakeholders will support a renovation of Hastings Park horse track facility in Vancouver, British Columbia to a regulation sized one mile facility in conjunction with its Richmond project.

In September 2004, the Company renegotiated to extend the agreement with a party who is interested in both the Vancouver one-mile racecourse and the Richmond equine training centre project. The agreement set out the intention of both parties that upon the Company receiving the appropriate permission from the Cities of Vancouver and of Richmond, BC and from the Province of British Columbia to develop the project, the interested party would purchase 6 million common treasury shares of Sungold International Holdings Corp. at US$4.00 per share by way of a private placement. The agreement was extended to October 1, 2005. (See Related Party Transactions Note 6 b).

			Impairment
	2003	Additions	Write off	2004
	$	$	$	$
Consulting and legal fees	613,799	2,919	-	616,718
Options	-	10,000	-	10,000
Other direct costs	1,528	-	-	1,528
	615,327	12,919	-	628,246

..../4

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2004

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE – 4–

Note 3	PRE-DEVELOPMENT COSTS (Continued)

	b)	HorsepowerTM project (formerly Horsepower™ Software Development project and Horsepower™ Operating project)

On September 15, 1999, the Company incorporated a wholly owned subsidiary, Horsepower.com Network Inc. in the Province of British Columbia under the Company Act (BC) to develop a virtual Horserace wagering system - HorsepowerTM . On March 22, 2000, the subsidiary name changed to Horsepower Network.com Inc., and on January 25, 2001, the subsidiary name changed to Horsepower Broadcasting Network Inc. (“HBNI”). Sungold reserves the rights to all HorsepowerTM intellectual property.

On February 20, 2001, the Company incorporated a wholly owned subsidiary, Horsepower Broadcasting Network (HBN) International Ltd. (“HBN”), in the Province of Quebec under the Canada Business Corporation Act. Initially, HBN operated the Horsepower World Pool pari-mutual wagering system licensed by the Kahnawake Gaming Commission and operated on the Kahnawake Territory in Quebec. In March 2003, HBN made a strategic decision to offer Horsepower pari-mutual wagering and the Horsepower World Pool virtual simulcast racing system, exclusively through licensed Authorized Racing Affiliates (ARA) land based Racetrack and Teletheatres worldwide.

As a result of the proposed wind up of HBNI, the Company combined Horsepower™ Software Development project and Horsepower™ Operating project into one project, named Horsepower™ project. The Company’s management mandated Horsepower Broadcasting International (HBN) Ltd. to assume 100% control of all proposed Horsepower Development and Pari-mutuel Wagering Operations. The Horsepower Racetrack Affiliated Marketing program will be assigned in 2005 to the new subsidiary -Racing Unified Network (R.U.N.) Inc.

During the year, the Company signed a software development agreement (See related parties transactions note) to develop and integrate the existing Horsepower™ program with Inter Tote System Protocol, a common interface between various Tote systems existing with Authorized Racetrack Affiliates (ARA). The hardware and software development costs are capitalized under equipment and amortized annually when put in use. In addition, the Company incurred legal fees for numerous trademark applications for its Horsepower™ project, and those application costs were deferred under its HorsepowerTM project.

			Impairment
	2003	Additions	Write off	2004
	$	$	$	$
Legal and consulting fees	58,999	20,120	-	79,119

..../5

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2004

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE – 5–

Note 3	PRE-DEVELOPMENT COSTS (Continued)

	c)	SafeSpending project

In May 2001, the Company acquired the entire world wide right, title and interest to the internet payment system technology of SafeSpending from SafeSpending Services Inc. The SafeSpending internet payment system will be a prepaid spending system that uses a unique and personalized PIN number which can be used to make anonymous purchases online from merchants and individuals. The acquisition agreement includes all copyrights, trademarks, source codes and SafeSpending’s intellectual property. Under the terms of agreement the Company has agreed to pay a 7.5 percent royalty of net revenue of the Company upon the Company receiving $1,000,000 in net revenue from operation, sale or license of the technology.

In May 2003, the Company changed the name of its subsidiary, Sungold Entertainment USA, Inc., an Arizona Corporation, to SafeSpending Inc. During the year, the Company incurred legal costs for SafeSpending’s patent and trademark applications, and deferred those costs under the SafeSpending project.

			Impairment
	2003	Additions	Write off	2004
	$	$	$	$
Acquisition cost	62,300	-	-	62,300
Legal and consulting fees	25,416	30,073	-	55,489
	87,716	30,073	-	117,789

			Impairment
	2003	Additions	Write off	2004
	$	$	$	$

TOTAL PRE-DEVELOPMENT COSTS	762,042	63,112	-	825,154

..../6

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2004

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE – 6–

Note 4	EQUIPMENT

	2004			2003
	Cost	Less	Net Book	Net Book
		Accumulated	Value	Value
		Amortization
	$	$	$	$
Software – HorsepowerTM(1)	830,684	383,746	446,938	471,697
Computer equipment (2), (3)	313,057	237,540	75,517	85,619
Computers under capital leases (2)	-	-	-	23,784
Furniture and fixtures (3)	-	-	-	23,182

	1,143,741	621,286	522,455	604,282

(1)
During the year, the Company incurred $69,580 software development costs to modify its existence Horsepower ™ software program utilizing Inter Tote System Protocol. As the modification portion is still under development and has not been put in use, no amortization has been provided on the current cost.

	(2)	During the year, the Company paid out its capital leases and all computers under capital leases were reclassified to computer equipment.

	(3)	During the year, furniture and fixtures, and a computer were sold to a management consultant of the Company at market value.

Note 5	SHARE CAPITAL

	2004	2003
	$	$
Authorized:
Unlimited common shares without par value
100,000,000 Class “A” preference shares
without par value (1)
100,000,000 Class “B” preference shares
without par value (2)

Issued and outstanding:
103,364,740 common
(2003 – 79,871,209 common)	19,959,566	18,574,369

(1)	On December 12, 2003, 100,000,000 authorized Class “A” Preference shares with a par value of $10 each were amended to be without par value.

(2)	On December 12, 2003, 100,000,000 authorized Class “B” Preference shares with a par value of $50 each were amended to be without par value.

..../7

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2004

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE – 7–

Note 5	SHARE CAPITAL (continued)

	a)	Shares issued during the year:

	2004		2003
	#	$	#	$
For debt – private placements	19,500,000	1,385,197	11,750,000	582,561
21 for 20 stock split – Sept 8, 2003	3,993,531	-	-	-
	23,493,531	1,385,197	11,750,000	582,561
For cash – private placements	-	-	16,000,000	1,673,938
– exercise of share
purchase warrants	-	-	2,000,000	161,224
	-	-	18,000,000	1,835,162

	23,493,531	1,385,197	29,750,000	2,417,723

b)	Stock options and stock based compensation

The Company has a fixed stock option plan on the issuance of options of up to 10% of the Company’s issued share capital. The following are outstanding incentive share purchase options:

Date of Grant	Price	Balance Aug 31, 2003	Granted	Exercised / Expired / Cancelled	Balance August 31, 2004	Expiration date
February 16, 2001	US$0.1500	100,000	-	-	100,000	February 16, 2006
February 28, 2001	US$0.0600	1,050,000	-	-	1,050,000	February 28, 2006
March 5, 2001	US$0.0850	79,900	-	-	79,900	March 5, 2006
August 10, 2001	US$0.1200	300,000	-	-	300,000	August 10, 2006
October 22, 2001	US$0.1000	100,000	-	100,000	-	Cancelled
October 23, 2001	US$0.1200	100,000	-	100,000	-	Cancelled
December 20, 2001	US$0.0900	100,000	-	-	100,000	December 20, 2006
January 4, 2002	US$0.0800	802,764	-	72,000	730,764	January 4, 2007
January 24, 2002	US$0.0725	400,000	-	-	400,000	January 24, 2007
May 17, 2002	US$0.0200	272,000	-	272,000	-	Cancelled
October 11, 2002	US$0.1500	200,000	-	-	200,000	October 11, 2007
October 16, 2002	US$0.1500	300,000	-	-	300,000	October 16, 2007
January 23, 2003	US$0.1100	136,000	-	-	136,000	January 23, 2008
May 27, 2003	US$0.0500	64,000	-	-	64,000	May 27, 2008
May 28, 2003	US$0.0500	150,000	-	-	150,000	May 28, 2008

		4,154,664	-	544,000	3,610,664

In 2001, the Canadian Institute of Chartered Accountants issued Section 3870 for Stock-based Compensations, which requires the use of fair value based method for fiscal years beginning on or after January 1, 2002 and applied to awards granted on or after the date of adoption. The Company adopted the recommendations prospectively for the fiscal year starting September 1, 2002.

Under this fair value based method, the value of stock-based compensation plan is the sum of two component parts: its intrinsic value and its time value. The intrinsic value reflects the extent to which it is “in the money” at any date; and the time value is the value of the potential increases to the plan holder at any given time. The estimated time value is added to the intrinsic value to determine the fair value of the plan at any time.

... /8

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2004

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE – 8 –

Note 5	SHARE CAPITAL (continued)

	b)	Stock options and stock based compensation (continued)

During the year no options were granted. In fiscal 2003, the Company granted 850,000 share purchase options, all to non-employees as follows:

Date of Grant	Price	Granted #	Exercisable #	Exercised #	Compensation $	Expiration date
Oct. 11, 2002	US$0.1500	200,000	200,000	-	16,600	October 11, 2007
Oct. 16, 2002	US$0.1500	300,000	300,000	-	24,900	October 16, 2007
Jan. 23, 2003	US$0.1100	136,000	136,000	-	8,282	January 23, 2008
May 27, 2003	US$0.0500	64,000	64,000	-	640	May 27, 2008
May 28, 2003	US$0.0500	150,000	150,000	-	1,500	May 28, 2008

		850,000	850,000	-	51,922

The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.00%
Dividend yield	0
Estimated hold period prior to exercise (years)	3
Volatility in the price of the Company’s common shares	150%

Between January 1, 2002 and August 31, 2002, the Company granted 946,764 share purchase options to directors at US$0.08 per share until Jan 4, 2007, 136,000 share purchase options to a director at US$0.08 per share until Jan 15, 2007, 400,000 share purchase options to a director at US$0.0725 per share until Jan 24, 2007, 136,000 share purchase options to a director at US$0.23 per share until March 26, 2007 and 272,000 share purchase options to a director at US$0.20 per share until May 17, 2007.

Had compensation cost of the stock based employee compensation been recorded, based upon the fair value of share options, additional compensation expense for the year ended August 31, 2002 would have been $111,430. The pro forma loss per share, assuming this additional compensation expense would have been ($0.0584) . The Pro forma results may be materially different than actual results realized.

The Black-Scholes valuation model was developed for use in estimating the fair value of traded options which are fully transferable and highly traded. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its director stock options.

Outstanding share purchase options which were issued prior January 1, 2002 have neither been charged to income nor included in the calculation of pro forma loss, in accordance with Section 3870 of the CICA Handbook, which is to take effect prospectively.

... /9

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2004

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE – 9 –

Note 5	SHARE CAPITAL (continued)

	c)	Share purchase warrants:

Date of Grant	Price	Balance Aug 31, 2003	Granted	Exercised	Expired / Cancelled	Balance May 31, 2004	Expiration date
October 12, 2000	US$0.200	319,000	-	-	319,000	-	Cancelled
September 7, 2001	US$0.200	1,000,000	-	-	-	(1) 1,000,000	September 7, 2004
October 24, 2001	US$0.150	420,000	-	-	-	(1) 420,000	October 24, 2004
November 4, 2001	US$0.150	1,000,000	-	-	-	(1) 1,000,000	November 4, 2004
December 14, 2001	US$0.060	2,333,334	-	-	-	(1) 2,333,334	December 14, 2004
January 7, 2002	US$0.060	1,700,000	-	-	-	1,700,000	January 7, 2005
January 30, 2002	US$0.060	1,000,000	-	-	-	1,000,000	January 30, 2005
March 1, 2002	US$0.110	300,000	-	-	-	300,000	March 1, 2005
March 26, 2002	US$0.170	1,000,000	-	-	-	1,000,000	March 26, 2005
April 4, 2002	US$0.165	1,000,000	-	-	-	1,000,000	April 4, 2005
May 7, 2002	US$0.160	400,000	-	-	-	400,000	May 7, 2005
May 30, 2002	US$0.150	600,000	-	-	-	600,000	May 30, 2005
July 10, 2002	US$0.075	2,500,000	-	-	-	2,500,000	July 10, 2005
July 24, 2002	US$0.080	250,000	-	-	-	250,000	July 24, 2005
July 23, 2002	US$0.080	1,500,000	-	-	-	1,500,000	July 23, 2005
August 21, 2002	US$0.090	100,000	-	-	-	100,000	August 21, 2005
September 27, 2002	US$0.080	3,000,000	-	-	-	3,000,000	September 27, 2005
November 1, 2002	US$0.070	3,000,000	-	-	-	3,000,000	November 1, 2005
January 24, 2003	US$0.100	2,000,000	-	-	2,000,000	-	Cancelled
March 26, 2003	US$0.050	3,000,000	-	-	-	3,000,000	March 26, 2006
April 10, 2003	US$0.040	3,750,000	-	-	-	3,750,000	April 10, 2006
May 16, 2003	US$0.030	3,000,000	-	-	-	3,000,000	May 16, 2006
June 11, 2003	US$0.030	3,000,000	-	-	-	3,000,000	June 11, 2006
July 7, 2003	US$0.031	2,500,000	-	-	-	2,500,000	July 7, 2006
August 21, 2003	US$0.075	1,000,000	-	-	-	1,000,000	August 21, 2006
September 5, 2003	US$0.060	-	2,000,000	-	-	2,000,000	September 5, 2006
October 31, 2003	US$0.060	-	2,000,000	-	-	2,000,000	October 31, 2006
February 10, 2004	US$0.040	-	4,000,000	-	-	4,000,000	February 10, 2007
February 18, 2004	US$0.045	-	2,500,000	-	-	2,500,000	February 18, 2007
March 30, 2004	US$0.0525	-	1,500,000	-	-	1,500,000	March 20, 2007
June 04, 2004	US$0.060	-	3,000,000	-	-	3,000,000	June 04, 2007
August 20, 2004	US$0.060	-	4,500,000	-	-	4,500,000	August 20, 2007

		39,672,334	19,500,000	-	2,319,000	56,853,334

              (1) See Subsequent Events note 9

... /10

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2004

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE – 10–

Note 6	RELATED PARTY TRANSACTIONS

	a)	Loans payable of $9,696 (US$7,384) [2003 - $17,390 (US$12,250)] are from a director and officer of a subsidiary of the Company.

	b)	The Company extended an intention agreement with a company with a common director, for its Richmond/Vancouver Horseracing project. (See Pre-development Costs Note 3 a).

c)
During the year management fees of $58,353 [2003 - $286,603] were paid to a director and officer.  The fees are in the normal course of business and are measured at the exchange amount, which is the  amount of consideration established and agreed to by the related party.

d)
During the year consulting fees of $392,386 [2003 - $286,645] were paid to a director, a company with  common director, an officer, and a director and officer of a subsidiary of the Company. The fees are  in the normal course of business and are measured at the exchange amount, which is the amount  of consideration established and agreed to by the related parties.

e)
During the year the Company signed a $275,825 software development agreement with a consulting  company for its Horsepower™ program. As of August 31, 2004, the Company paid $69,580 as  progress payments. The owner of the consulting company is also the Chief Technical Officer of a  subsidiary - Horsepower Broadcasting Network (HBN) International Ltd. The fees are in the normal  course of business and are measured at the exchange amount, which is the amount of  consideration established and agreed to by the related parties.

Note 7	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, accounts payable and accrued liabilities and loans  payable. The loans payable are repayable in US dollars and subject to Canadian and United States currency  exchange rate fluctuation. Unless otherwise noted, it is management’s opinion that the Company is not  exposed to significant interest, currency or credit risks arising from these financial statements. The fair value  of these financial instruments approximates their carrying value, unless otherwise noted.

Note 8	ACCUMULATED LOSSES AND INCOME TAXES

The company has accumulated non-capital losses for income tax purposes of $10,204,294 which may be carried forward and used to reduce taxable income in future years. Under present tax legislation, these losses will expire as follows:

Year	Amount
$

2005	474,086
2006	653,279
2007	1,273,366
2008	1,714,246
2009	2,427,247
2010	2,473,112
2014	1,188,958
10,204,294

..../11

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2004

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE – 11–

Note 8	ACCUMULATED LOSSES AND INCOME TAXES (continued)

The company also has accumulated capital losses for income tax purposes of $3,143,556 that may be carried forward indefinitely and used to reduce capital gains in the future.

The Company follows the asset and liability method of accounting for income taxes. Future income taxes assets and liabilities are determined based on temporary differences between the accounting and tax bases of existing assets and liabilities, and are measured using tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion of all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of future tax asset considered realizable could change materially in the near term based on future taxable income during the carry forward period.

Note 9	SUBSEQUENT EVENTS

	a)	On September 7, 2004, 1,000,000 US$0.20 share purchase warrants expired.

	b)	On October 1, 2004, the Company announced a private placement of 2,500,000 units at US$0.06 each and subsequently issued the units as shares for debts of US$150,000.

	c)	On October 24, 2004, 420,000 US$0.15 share purchase warrants expired.

	d)	On November 4, 2004, 1,000,000 US$0.15 share purchase warrants expired.

	e)	On December 14, 2004, 2,333,334 US$0.06 share purchase warrants expired.

... /12

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2004

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE – 12 –

Note 10	UNITED STATES ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally  accepted accounting principles (“CDN GAAP”) which differ in certain respects from those principles that the  Company would have followed had its consolidated financial statements been prepared in accordance with  generally accepted accounting principles in United States (“US GAAP”). The Company is considered to be  a pre-operational Company under US GAAP.

The significant differences related principally to the following items and the adjustments necessary to restate the loss and shareholders’ equity in accordance with US GAAP are outlined as follows:

	a)	Pre-Development Costs

Under CDN GAAP, pre-development expenditures are capitalized and amortized over the benefit period of the deferred expenditures once operations commence or written off if abandoned or impaired. US GAAP requires that pre-development expenditures be expensed as incurred until it is determined that commercially viable operations exist and the expenses then incurred are recoverable.

	b)	Foreign Currency Translation

Under US GAAP, all asset and liability accounts are translated at the exchange rates in effect at the balance sheet dates. Income statement amounts are translated at the average rate of exchange for the year. The resulting differences are accumulated in a separate component of shareholders’ equity.

	c)	Comprehensive Income

Under US GAAP, SFAS No. 130 requires that companies report comprehensive income as a measure of overall performance. Comprehensive income includes all changes in equity during a year except those resulting from investments by owners and distribution to owners. There is no similar concept under Canadian GAAP. The Company has determined that it had no comprehensive income other than the loss in any of the years presented.

.... /13

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2004

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE – 13 –

Note 10	UNITED STATES ACCOUNTING PRINCIPLES (Continued)

	d)	The following are balance sheet items under US GAAP that differ from Canadian GAAP:

	2004	2003	2002
	$	$	$

Pre-development costs	-	-	-
Share capital	24,670,304	23,285,107	20,867,384
Foreign currency adjustments	13,688	13,640	23,909
Accumulated Deficit During Development Stage	(24,179,064)	(22,904,186)	(20,302,771)

e)	The following table summarizes the effect on Deficit of differences between CDN GAAP and US GAAP:

	2004	2003	2002
	$	$	$

Deficit - CDN GAAP	(18,629,484)	(17,417,766)	(12,799,808)
Cumulative effect of previous
years’ adjustments	(5,486,420)	(7,502,963)	(7,633,398)
	(24,115,904)	(24,920,729)	(20,433,206)
US GAAP material adjustments:
• Effect of the write-off of pre-
development costs on net loss	(63,112)	2,006,274	125,909
• Foreign currency adjustments	(48)	10,269	4,526
	(63,160)	2,016,543	130,435
Deficit - US GAAP	(24,179,064)	(22,904,186)	(20,302,771)

..../14

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2004

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE – 14 –

Note 10	UNITED STATES ACCOUNTING PRINCIPLES (continued)

	f)	The following table summarizes the effect on shareholders’ equity after considering the US GAAP adjustments:

			Deficit	Foreign
	Common	Additional	Accumulated	Currency	Total
	Shares	Paid-in	During	Translation	Shareholders’
	Amount	Capital	Development	Adjustments	Equity
			Stage
	$	$	$	$	$
Common Shares issued /net loss:
August 31, 1986
• Shares for cash	107,501	-	-	-	107,501
• Net loss under US GAAP	-	-	-	-	-
August 31, 1987	107,501	-	-	-	107,501
• Shares for cash	166,971	-	-	-	166,971
• Net loss under US GAAP	-	-	-	-	-
August 31, 1988	274,472	-	-	-	274,472
• Shares for cash	401,667	-	-	-	401,667
• Shares for property	227,000	-	-	-	227,000
• Net loss under US GAAP	-	-	(753,962)	-	(753,962)
August 31, 1989	903,139	-	(753,962)	-	149,177
• Shares for cash	622,215	-	-	-	622,215
• Shares for property	1,897,000	-	-	-	1,897,000
• Net loss under US GAAP	-	-	(575,612)	-	(575,612)
August 31, 1990	3,422,354	-	(1,329,574)	-	2,092,780
• Shares for cash	100,250	-	-	-	100,250
• Net loss under US GAAP	-	-	(350,482)	-	(350,482)
August 31, 1991	3,522,604	-	(1,680,056)	-	1,842,548
• Shares for cash	402,900	-	-	-	402,900
• Net loss under US GAAP	-	-	(1,420,584)	-	(1,420,584)
August 31, 1992	3,925,504	-	(3,100,640)	-	824,864
• Shares for cash	465,875	-	-	-	465,875
• Shares for property	150,000	-	-	-	150,000
• Net loss under US GAAP	-	-	(289,189)	-	(289,189)
August 31, 1993	4,541,379	-	(3,389,829)	-	1,151,550
• Shares for cash	576,500	-	-	-	576,500
• Net loss under US GAAP	-	-	(836,050)	-	(836,050)
August 31, 1994	5,117,879	-	(4,225,879)	-	892,000
• Shares for cash	175,000	-	-	-	175,000
• Foreign currency	-	-	-	3,448	3,448
• Net loss under US GAAP	-	-	(738,384)	-	(738,384)
August 31, 1995	5,292,879	-	(4,964,263)	3,448	332,064
• Shares for cash	255,750	-	-	-	255,750
• Foreign currency	-	-	-	3,329	3,329
• Net loss under US GAAP	-	-	(501,749)	-	(501,749)
August 31, 1996	5,548,629	-	(5,466,012)	6,777	89,394

..../15

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2004

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE – 15 –

Note 10	UNITED STATES ACCOUNTING PRINCIPLES (continued)

			Deficit	Foreign
	Common	Additional	Accumulated	Currency	Total
	Shares	Paid in	During	Translation	Shareholders’
	Amount	Capital	Development	Adjustments	Equity
			Stage
	$	$	$	$	$
August 31, 1996 – balance forward	5,548,629	-	(5,466,012)	6,777	89,394
• Shares for cash	1,250,000	-	-	-	1,250,000
• Share-based compensation	1,345,680	-	(1,345,680)	-	-
• Foreign currency	-	-	-	(1,646)	(1,646)
• Net loss under US GAAP	-	-	(1,046,798)	-	(1,046,798)
August 31, 1997	8,144,309	-	(7,858,490)	5,131	290,950
• Shares for cash	1,351,967	-	-	-	1,351,967
• Share-based compensation	2,078,946	-	(2,078,946)	-	-
• Foreign currency	-	-	-	11,140	11,140
• Net loss under US GAAP	-	-	(1,297,719)	-	(1,297,719)
August 31, 1998	11,575,222	-	(11,235,155)	16,271	356,338
• Shares for cash	1,044,358	-	-	-	1,044,358
• Share-based compensation	1,286,112	-	(1,286,112)	-	-
• Foreign currency	-	-	-	(18,372)	(18,372)
• Net loss under US GAAP	-	-	(1,300,904)	-	(1,300,904)
August 31, 1999	13,905,692	-	(13,822,171)	(2,101)	81,420
• Shares for cash	2,182,351	-	-	-	2,182,351
• Foreign currency	-	-	-	18,438	18,438
• Net loss under US GAAP	-	-	(1,956,433)	-	(1,956,433)
August 31, 2000	16,088,043	-	(15,778,604)	16,337	325,776
• Shares for cash	2,391,331	-	-	-	2,391,331
• Foreign currency	-	-	-	12,098	12,098
• Net loss under US GAAP	-	-	(2,051,962)	-	(2,051,962)
August 31, 2001	18,479,374	-	(17,830,566)	28,435	677,243
• Shares for cash	2,388,010	-	-	-	2,388,010
• Foreign currency	-	-	-	(4,526)	(4,526)
• Net loss under US GAAP	-	-	(2,472,205)	-	(2,472,205)
August 31, 2002	20,867,384	-	(20,302,771)	23,909	588,522
• Shares issuance	2,417,723	-	-	-	2,417,723
• Share-based compensation	-	51,922	-	-	51,922
• Foreign currency	-	-	-	(10,269)	(10,269)
• Net loss under US GAAP	-	-	(2,601,415)	-	(2,601,415)
August 31, 2003	23,285,107	51,922	(22,904,186)	13,640	446,483
• Shares issuance	1,385,197	-	-	-	1,385,197
• Foreign currency	-	-	-	48	48
• Net loss under US GAAP	-	-	(1,274,878)	-	(1,274,878)
August 31, 2004	24,670,304	51,922	(24,179,064)	13,688	556,850

..../16

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2004

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE – 16 –

Note 10	UNITED STATES ACCOUNTING PRINCIPLES (continued)

	g)	The following table summarizes the effect on Net Loss of differences between CDN GAAP and US GAAP:

	Cumulative	2004	2003	2002
	Amounts
	From
	Apr 7/86 to
	Aug 31/04
	$	$	$	$

Net loss under CDN GAAP	(18,629,484)	(1,211,718)	(4,617,958)	(2,602,640)
US GAAP material adjustments:
• Effect of the write-off of pre-
development costs on net loss	(825,154)	(63,112)	2,006,274	125,909
• Share-based compensation	(4,710,738)	-	-	-
• Foreign currency adjustments	(13,688)	(48)	10,269	4,526
Net loss under US GAAP	(24,179,064)	(1,274,878)	(2,601,415)	(2,472,205)

Loss per share under US GAAP		0.0138	0.0383	0.0533

Weighted average number of shares		92,239,057	67,894,398	46,403,429

... /17

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2004

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE – 17 –

Note 10	UNITED STATES ACCOUNTING PRINCIPLES (continued)

	k)	New Accounting Standards

Under the Securities and Exchange Commission’s Staff Accounting Bulletin No.74, the Company is required to disclose certain information related to recently issued accounting standards. The recently issued accounting standards are summarized as follows:

U.S. Standards

In December 2003, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (SAB) No. 104 “ Revenue Recognition”, which codifies, revises and rescinds certain sections of SAB 101, “revenue Recognition”, in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The Company does not expect that adoption of SAB 104 will have a material impact on its results from operations or financial position.

In March 2004, the SEC issued Staff Accounting Bulletin (SAB) No. 105 “Loan Commitments Accounted for as Derivative Instruments”, which summarizes the views of the SEC staff regarding the application of generally accepted accounting principles to loan commitments accounted for as derivative instruments. SAB 105 must be applied to loan commitments entered into after March 31, 2004. The Company does not expect that adoption of SAB 105 will have a material impact on its results from operations or financial position.

In March 2004, the Public Company Accounting Oversight Board (United States) (“PCAOB”) approved an auditing standard that addresses both the work required to audit internal controls over financial reporting and the relationship between that audit and the audit of financial statements. Auditing standard No. 1 is effective for audits of companies on May 15, 2004.

Canadian Standards

In March 2003, the Canadian Institute of Chartered Accountants (“CICA”) issued new Section 3110, Asset Retirement Obligations effective for financial years beginning on or after January 1, 2004. The new standard focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The standard requires the recognition of any statutory, contractual or other legal obligation, normally when incurred. The obligations are measured initially at fair value and the resulting costs capitalized into the carrying amount of the related asset. In subsequent periods, the liability is adjusted for the accretion of discount and any changes in the amount or timing of the underlying future cash flows. The asset retirement cost is amortized to income on a systematic and rational basis. The Company does not expect that adoption of Section 3110 will have a material impact on its results from operations or financial position.

In June 2003 and amended in September 2004, the CICA issued Accounting Guideline 15 Consolidation of Variable Interest Entities (AcG-15), is harmonized with FASB Interpretation No. 46, with the same title, to provide guidance for applying the principles in Subsidiaries, Section 1590, to certain special-purpose entities. The consolidation requirement in the Guideline will be effective for all annual and interim periods beginning on or after November 1, 2004. The Company does not expect that adoption of AcG-15 will have a material impact on its results from operations or financial position.

..../18

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2004

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE – 18 –

NOTE 10	UNITED STATES ACCOUNTING PRINCIPLES (continued)

	k)	New Accounting Standards (continued)

Canadian Standards (Continued)

In July 2003, the CICA issued new Handbook Sections 1100, Generally Accepted Accounting Principles, and 1400 General Standards of Financial Statement Presentation. Section 1100 describes what constitutes Canadian GAAP and its sources, and provides guidance on sources to consult when selecting accounting policies and appropriate disclosure when a matter is not dealt with explicitly in the primary sources of GAAP, thereby recodifying the Canadian GAAP hierarchy. Section 1400 clarifies what is fair presentation in accordance with GAAP and provides general guidance on financial presentation. These sections apply to fiscal years beginning on or after October 1, 2003. The Company adopted the standards for current year and does not expect the adoption has a material impact of its results from operations or financial position.

In December 2003, the CICA issued Emerging Issues Committee Abstract, EIC-141 Revenue Recognition, EIC-142, Revenue Arrangements with Multiple Deliverables, and EIC-143 Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts, which highlight broad principles that are considered when determining the appropriate application of revenue recognition policies. EIC-141, 142 and 143 are effective in the first interim or annual fiscal period beginning December 17, 2003. As the Company is still in pre-operating stage with no revenue, the Company does not expect that adoption of EIC-141, EIC-142 and EIC-143 will have a material impact on its results from operations or financial position.

In January 2004, the CICA issued Emerging Issues Committee Abstract, EIC-144 Accounting by a Customer (Including a Reseller) for Certain Consideration Received From a Vendor, which provides guidance on how a customer (including a reseller) of a vendor’s products should account for cash consideration received from a vendor. EIC-144 should be applied retroactively to all financial statements for the first interim or annual fiscal period ending after August 15, 2004. As the Company is still in pre-operating stage with no revenue, the Company does not expect that adoption of EIC-144 will have a material impact on its results from operations or financial position.

In January 2004, the CICA issued Accounting Guideline 15 Investment companies (AcG-18). The guideline provides guidance regarding an investment company’s measurement of its investments, determining whether an entity is an investment company; and when an investor in an investment company should account for the investment company’s investments in the same manner as the investment company accounts for those investments. AcG-18 is effective for fiscal year beginning on or after July 1, 2004. The Company does not expect that adoption of AcG-18 will have a material impact on its results from operations or financial position.

In March 2004, the CICA issued Emerging Issues Committee Abstract, EIC-145 Accounting for Assets Acquired upon the Formation of an Income Trust. EIC-145 should be applied to transactions that are initiated on or after January 1, 2004. As the Company does not anticipate the formation of income trusts, the Company does not expect that adoption of EIC-145 will have a material impact on its results from operations or financial position.

..../19

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2004

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE – 19 –

NOTE 10	UNITED STATES ACCOUNTING PRINCIPLES (continued)

	k)	New Accounting Standards (continued)

Canadian Standards (Continued)

In March 2004, the CICA issued Emerging Issues Committee Abstract, EIC-146 Flow-Through Shares, which required that the future income tax liability should be recognized, and the shareholders’ equity reduced, on the date that the company renounces the flow-through shares tax credits associated with the expenditures. In addition, the Committee noted that the benefits of the loss carryforward to be recognized would have been recognized as a reduction of income tax expense included in the determination of net income or loss in the period incurred, except for the failure to meet the requirement of the “more likely than not” test. EIC-146 should be applied to transactions that are initiated on or after March 19, 2004. As the Company does anticipate issuing any flow-through shares, the Company does not expect that adoption of EIC-146 will have a material impact on its results from operations or financial position.

In March 2004, the CICA amended Section 3461, Employee Future Benefits for financial years beginning on or after June 30, 2004, with earlier adoption encouraged. The amendments improve and expand the disclosure requirements, including clarifying the nature of accounting policy disclosures that should be made. As the Company does not have any employee pension plans, the Company does not expect that adoption of Section 3461 will have a material impact on its results from operations or financial position.

In April 2004, the CICA issued Emerging Issues Committee Abstract, EIC-147 Implementation of Accounting Changes Resulting from the Application of CICA 1100 Generally Accepted Accounting Principles. The abstract discussed a change involving in the basis of measurement of a recognized asset or liability between cost and fair value, a change involving in the accounting method for an investment between the cost, equity and consideration methods and adjustment to net income arising from the implementation of CICA 1100. EIC-147 should be applied to transactions that are initiated on or after April 19, 2004. The Company adopted the standards for current year and did not expect the adoption has a material impact of its results from operations or financial position.

In July 2004, the CICA issued Emerging Issues Committee Abstract, EIC-148 Accounting for Shares that Provide Investors with a Sale Right. EIC-148 should be applied to transactions that are initiated on or after July 30, 2004. As the Company does not have any shares that provide investors with a sale right, the Company does not expect that adoption of EIC-148 will have a material impact on its results from operations or financial position.